UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       AMENDMENT NO. 2 TO SCHEDULE 14D-1
                            Tender Offer Statement
                      Pursuant to Section 14(d)(1) of the
                        Securities Exchange Act of 1934

                                      and

                        AMENDMENT NO. 2 TO SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                                 DIATIDE, INC.
-------------------------------------------------------------------------------
                          (Name of Subject Company)


                            BXA Acquisition Company
                             Schering Berlin Inc.
                          Schering Aktiengesellschaft
-------------------------------------------------------------------------------
                                   (Bidders)


                   Common Stock, Par Value $.001 Per Share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   252842109
-------------------------------------------------------------------------------
                                (CUSIP Number)


                             Robert Chabora, Esq.
                             Schering Berlin Inc.
                             340 Changebridge Road
                                 P.O. Box 1000
                              Montville, NJ 07045
                                (973) 694-4100

      (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Bidder)

                                   Copy to:

                             Peter S. Wilson, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000

BXA Acquisition Company (the "Purchaser"), Schering Berlin Inc. ("Parent"), and Schering Aktienjesellschaft ("AG") hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 and their Schedule 13D, each originally filed on September 24, 1999, with respect to shares of Common Stock, par value $.001, of Diatide Inc.

Item 10.  Additional Information

Items 10(b) and (c) of the Schedule 14D-1 are hereby amended and supplemented by adding the following text:

          On October 25, 1999, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

          Item 11 of the Schedule 14D-1 is hereby amended and supplemented to add a new Exhibit as follows:

          (a)(9) Text of Press Release dated October 25, 1999, issued by
Parent.


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



                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 25, 1999

                            BXA ACQUISITION COMPANY,

                            By: /s/ ROBERT CHABORA
                                -----------------------------
                                Name: Robert Chabora
                                Title: President


                            SCHERING BERLIN INC.,

                            By: /s/ ROBERT CHABORA
                                -----------------------------
                                Name: Robert Chabora
                                Title: Vice President - Law


                            SCHERING AKTIENGESELLESCHAFT,

                            By: /s/ KLAUS POHLE
                                -----------------------------
                                Name: Dr. Klaus Pohle
                                Title: Vice Chairman and CFO


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



                                                                 EXHIBIT (a)(9)

      Schering Berlin Inc. Set to Complete Tender Offer for Diatide, Inc.

Montville, New Jersey, October 25, 1999--Schering Berlin Inc., a wholly-owned subsidiary of Schering AG, Germany, announced today that 11,175,564 common shares of Diatide, Inc. were tendered in connection with the September 24, 1999 offer by BXA Acquisition Company, a wholly-owned subsidiary of Schering Berlin Inc., to purchase all outstanding common shares of Diatide for $9.50 in cash per share. The tendered shares represent approximately 94% of the outstanding common shares of Diatide. The tender offer expired at 12:00 midnight, New York City time, on Friday, October 22, 1999.

In accordance with the offer, Schering Berlin Inc. will acquire all remaining untendered Diatide common shares for $9.50 in cash per share by means of a "short-form" merger which under Delaware law does not require a stockholders' meeting.

Schering Berlin Inc., is the U.S. management holding company for Schering AG Germany. In addition to BXA, Schering Berlin Inc. has five research-driven subsidiaries: Berlex Laboratories, Inc. (pharmaceuticals in the areas of Diagnostic Imaging, Female Healthcare, and Therapeutics for life-threatening and chronic, disabling diseases), Medrad Inc. (magnetic resonance injection systems and vascular injection systems), AgrEvo USA Company (crop production and crop protection), Berlichem Inc. (pharmaceutical chemicals), and Schering Berlin Venture Corporation (equity investments in leading-edge technologies). Schering Berlin Inc. is located in Montville, New Jersey.

Schering AG, Germany is a research-based pharmaceutical company. As a global enterprise with innovative products, Schering AG aims for leading positions in specialized markets worldwide. Schering AG is represented by more than 140 subsidiaries and affiliated companies and has a workforce of over 21,800 employees. Group sales in 1998 were over DM 6.4 billion (3.3 billion Euro), of which 85 percent were achieved outside of Germany. Schering AG's activities are focused on three strategic business areas: diagnostics, gynecology and therapeutics for disabling diseases (e.g. multiple sclerosis, cardiovascular, and oncology). With in-house R&D and an excellent R&D network with external partners, Schering AG is securing innovation and a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress, and strives to improve the quality of life. For more information, please visit the company's website at http://www.schering.de.

                  Contacts: Wendy K. Neininger/Corporate Communications
                            973-276-2043
                            Joanne Marion/Investor Relations
                            973-276-2164


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